Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands, except ratio)

	Year Ended December 31,
	2007	2008	2009	2010	2011
Earnings:
Income (loss) from continuing operations	$(27,925)	$(22,792)	$(74,923)	$(97,467)	$(54,924)
Fixed charges	9,359	43,923	42,757	52,283	59,171
Income tax expense (benefit)	2,864	(2,283)	(16)	396	(109)
Loss (income) in equity investee	—	176	73	2,829	420
Less: capitalized interest	(196)	(38,050)	(35,887)	(47,122)	(54,139)

Total earnings	$(15,898)	$(19,026)	$(67,996)	$(89,081)	$(49,581)

Fixed Charges:
Interest expense	$9,023	$5,733	$6,730	$5,021	$4,824
Estimated interest component of rental expense(1)	140	140	140	140	208
Capitalized interest	196	38,050	35,887	47,122	54,139

Total fixed charges	$9,359	$43,923	$42,757	$52,283	$59,171

Ratio of Earnings to Fixed Charges	*	*	*	*	*

*	For these periods, earnings were inadequate to cover fixed charges. The excess of fixed charges over earnings for those years was as follows: $25.3 million for the year ended December 31, 2007; $55.3 million for the year ended December 31, 2008; $110.8 million for the year ended December 31, 2009; $141.4 million for the year ended December 31, 2010; and $108.8 million for the year ended December 31, 2011.

(1)	Represents our estimate of the interest component of noncancelable operating lease rental expense.